UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BROOKFIELD CORPORATION

(Name of Subject Company (Issuer/Offeror))

BROOKFIELD CORPORATION

(Name of Filing Persons (Offeror))

Class A Limited Voting Shares

(Title of Class of Securities)

11271J107

(CUSIP Number of Class of Securities)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario, Canada M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, New York 10036 (212) 880-6000	Karrin Powys-Lybbe Torys LLP 79 Wellington Street West 30th Floor Toronto, Ontario, Canada M5K 1N2 (416) 865-0400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) originally filed by Brookfield Corporation, a corporation incorporated under, and governed by, the laws of the Province of Ontario, Canada (“Brookfield Corporation”). The Schedule TO relates to the offer (the “Offer”) by Brookfield Reinsurance Ltd., an exempted company limited by shares incorporated under, and governed by, the laws of Bermuda (“Brookfield Reinsurance”), to exchange up to 40,000,000 class A limited voting shares of Brookfield Corporation (the “Brookfield Class A Shares”) for newly- issued class A-1 exchangeable non-voting shares (the “Class A-1 Exchangeable Shares”) of Brookfield Reinsurance. The terms of such Offer are set forth in, and subject to the terms, conditions and procedures set forth in, the offer to exchange and circular (as it may be supplemented and amended from time to time, the “Offer to Exchange/Circular”), which is filed as Exhibit (a)(1)(A) hereto, and in the related letter of transmittal (as it may be supplemented and amended from time to time the “Letter of Transmittal”), which is filed as (a)(1)(B) hereto.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. All capitalized terms used in this Final Amendment without definition have the meanings ascribed to them in the Schedule TO.

The following information is furnished to satisfy the requirements of Rule 13e-4(c)(4) under the Exchange Act:

1.	The Offer expired at 5:00 p.m. (Eastern time) on November 13, 2023.

2.	Brookfield Reinsurance expects to take up approximately 32.5 million Brookfield Class A Shares under the Offer.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Exchange/Circular and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Exchange/Circular or the Letter of Transmittal. All information contained in the Schedule TO is hereby incorporated into this Final Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On November 14, 2023, Brookfield Reinsurance issued a press release announcing the results of the Offer, which expired at 5:00 p.m. (Eastern time) on November 13, 2023. A copy of the press release is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)	Press Release, dated November 14, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2023	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange/Circular, dated November 1, 2023 (incorporated by reference to Rule 424(b)(3) Prospectus to the Registration Statement on Form F-4 of Brookfield Corporation and Brookfield Reinsurance Ltd. filed with the SEC on November 3, 2023).

(a)(1)(B)+	Letter of Transmittal.

(a)(1)(C)+	Notice of Guaranteed Delivery.

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)(A)+	Press Release, dated August 18, 2023.

(a)(5)(B)+	Press Release, dated October 11, 2023.

(a)(5)(C)*	Press Release, dated November 14, 2023.

(b)	Not Applicable.

(d)(A)	Amended and Restated Rights Agreement, dated March 21, 2023, by and among Brookfield Corporation, Brookfield Reinsurance Ltd. and Wilmington Trust, National Association, incorporated by reference to Exhibit 4.1 to Brookfield Reinsurance Ltd.’s Form 20-F for the year ended December 31, 2022 filed with the SEC on March 31, 2023.

(d)(B)	Amended and Restated Support Agreement, dated March 21, 2023, by and among Brookfield Corporation and Brookfield Reinsurance Ltd., incorporated by reference to Exhibit 4.5 to Brookfield Reinsurance Ltd.’s Form 20-F for the year ended December 31, 2022 filed with the SEC on March 31, 2023.

(d)(C)	Brookfield Corporation’s 2019 Management Share Option Plan (incorporated by reference to Exhibit 4.3 to Brookfield Corporation’s Form S-8 filed with the SEC on September 20, 2019).

(d)(D)	Brookfield Corporation’s 2016 Management Share Option Plan (incorporated by reference to Exhibit 4.5 to Brookfield Corporation’s Form S-8 filed with the SEC on December 7, 2016).

(d)(E)	Brookfield Corporation’s 2012 Management Share Option Plan (incorporated by reference to Exhibit 4.5 to Brookfield Corporation’s Form S-8 filed with the SEC on September 26, 2012).

(d)(F)	Brookfield Corporation’s 2009 Management Share Option Plan (incorporated by reference to Exhibit 4.5 to Brookfield Corporation’s Form S-8 filed with the SEC on June 10, 2015).

(d)(G)	Brookfield Corporation Escrowed Stock Plan, as amended (incorporated by reference to Exhibit 4.3 to Brookfield Corporation’s Form S-8 filed with the SEC on October 26, 2022).

(d)(H)	Brookfield Corporation Restricted Stock Plan (incorporated by reference to Exhibit 99.3 to Brookfield Corporation’s Form 6-K filed with the SEC on December 1, 2011).

(d)(I)	Second Amended and Restated Bye-laws (as amended) of Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 3.1 to Brookfield Reinsurance Ltd.’s Form 6-K filed with the SEC on August 18, 2023).

(g)	Not Applicable.

(h)	Not Applicable.

107+	Filing Fee Table.

+	Previously filed.
*	Filed herewith.